Exhibit 99.1

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

STRI - Q2 2014 STR Holdings Inc Earnings Call

EVENT DATE/TIME: AUGUST 12, 2014 / 01:00PM GMT

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CORPORATE PARTICIPANTS

Joseph Radziewicz STR Holdings Inc - VP, CFO

Robert Yorgensen STR Holdings Inc - President, CEO

CONFERENCE CALL PARTICIPANTS

Paul Strigler Esplanade Capital LLC - Analyst

Aaron Spychalla Craig-Hallum Capital Group - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen, and welcome to the Zhenfa transaction overview. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will be given at that time. (Operator Instructions). Please note today’s conference is being recorded.

I would now like to hand the conference over to Joseph Radziewicz, Vice President and Chief Financial Officer. Sir, please go ahead.

Joseph Radziewicz — STR Holdings Inc - VP, CFO

Thank you. Good morning, everyone, and welcome to the call. We are extremely excited to tell you about the strategic relationship we entered into with Zhenfa Energy Group as announced in our press release issued earlier today. I am joined today by our President and Chief Executive Officer, Robert Yorgensen, as well as Alan Forman, our Senior Vice President and General Counsel.

Before we begin, let me cover some administrative items. I would like to remind everyone that this call is being webcast and is available at the Investor Relations section of our website at www.STRsolar.com. The replay of this webcast will be available for one year. The associated press releases and a supplemental presentation are also posted on our Investor Relations website.

If you would please turn to Slide 1 of the supplemental presentation, we would like to advise you that some of the information discussed on this conference call will contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include but are not limited to statements regarding the expected completion of the transaction, market and growth opportunities, anticipated synergies and other benefits associated with the proposed transaction and other statements that are not historical fact. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Other factors that could adversely affect the transaction and our business and prospects are described under Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operation in STR’s Form 10-K filed on March 13, 2014, and in subsequent periodic reports on our Form 10-Q and current reports on Form 8-K. These forward-looking statements speak only as of the date of this call and the Company undertakes no obligation to publicly update any forward-looking statements unless required by law.

Let me now turn the call over to Bob.

Robert Yorgensen — STR Holdings Inc - President, CEO

Thank you, Joe, and thank you, everyone, for joining the call. Earlier today, we announced the signing of a pivotal strategic transaction with one of China’s leading solar project developers and private solar power station owner operators which we believe should dramatically improve our business prospects in China.

Following the rapid migration of module manufacturing to China, STR has had a very difficult time competing despite having market-leading encapsulant product and a global production footprint. We have believed for some time in the industrial logic of finding a partner in China to help us promote our products and strengthen relationships with existing and prospective customers. Therefore, we are very pleased to bring you the news that we have negotiated a deal with an exceptionally positioned investor who not only has expertise in the cultural nuance of doing business in China, but is also an influential participant in the global solar value chain. For our current stockholders, we expect the transaction to result in a significant cash dividend as well as a continuing ownership stake in our company.

Let me now provide an overview on Zhenfa, starting on Slide 3. Zhenfa was founded 10 years ago with a vision of promoting the use of clean renewable energy in China and eventually around the world. In that time, it has grown to be one of China’s largest solar EPC companies and is also one of the country’s largest private owner operators of solar power stations. Zhenfa has also built solar systems in Italy, Germany, Slovakia, United Kingdom, and the United States, and has recently established a meaningful presence in Australia where it expects to complete its 13 megawatt Mugga Lane project in the Australian Capital Territory of Canberra next month. This installation will become the largest agriculturally integrated PV power plant in Australia.

Zhenfa has subsidiaries and/or affiliates in Australia, United States, Japan, Singapore, Turkey, Zimbabwe, and Dubai. Along with its affiliated entities, Zhenfa employs approximately 1600 people.

Zhenfa is vertically integrated in the downstream solar market. They manufacture their own PV tracking systems, design and build utility scale and distributed generation PV plants, own and operate 14 solar power stations with 27 currently under development, and have in-house capacity to manufacture 400 megawatts of crystalline silicon solar panels.

Through their considerable experience in the solar value chain, Zhenfa has developed key supply relationships with Chinese Tier 1 module manufacturers as well as other module component suppliers. And these relationships form the basis of their ability to influence purchasing decisions to include high-performance module components such as STR’s leading solar encapsulant products.

As presented on Slide 4, we believe this transaction provides significant value-creating synergy. Most notably, we believe that Zhenfa can provide significant assistance to STR in China. It’s well established that American companies frequently struggle in China without the assistance of a strong Chinese partner. We believe that Zhenfa will be that partner not only because they purchase modules from our customers and potential customers, but because they are a very successful China-based company with a proven track record of skillfully navigating the challenging regulatory environment and business culture in the solar industry in China.

Another very obvious synergy goes right to the heart of our STR protectant campaign. We’ve believed for years and continue to believe that a solar panel is only as good as the encapsulant within. That encapsulant is nothing short of a mission-critical component which factors heavily into the long-term performance of solar panels and the systems that comprise them.

Ultimately, the economics of a solar panel power station depend on the performance and longevity of the solar panels and the components used to make them, most especially the encapsulant. Consider that every energy producing photon must pass through the encapsulant before reaching the cell and being converted to electricity. If that encapsulant over time loses clarity or otherwise fails to maintain its bond with any module component, the efficiency of the module and thus the economics of the system will be directly impacted.

STR has worked tirelessly for nearly four decades to invent and refine market-leading encapsulant materials with exceptional long-term infield performance. And our track record in over 20 gigawatts of installed solar panels with no returns of field modules speaks for itself.

STR’s experience in the design and production of superior encapsulants resonates perfectly with Zhenfa’s need for minimizing the LCOE of its solar power stations, which by definition translates to lower output losses over time and a longer module lifetime over which to amortize capital costs and generate cash flows.

Of course, encapsulant quality should be a key concern for all module and system owners, and Zhenfa’s endorsement of STR can help to bring real-world awareness and validity to the STR protectant campaign.

Zhenfa and STR will also enter a sales service agreement as part of this transaction wherein Zhenfa commits to assist STR with its operation in China. More specifically, under this agreement, effective upon closing, Zhenfa will help STR with its sales, marketing, and operations in China. In addition, Zhenfa has agreed to provide us with factory space, rent-free, for five years, which will supplement our soon-to-be completed factory in Suzhou.

We expect that Zhenfa will be able to strengthen and nurture our existing relationships while also introducing us to companies with whom we do not presently have a commercial relationship. We believe Zhenfa is in a favorable position to assist us, given their numerous long-standing relationships in the China solar space and their desire to have our products in the panels they use for their own installations.

Zhenfa has informed us that their channel checks on our product quality consistently return very positive feedback, and that they have a high level of confidence that they can drive new sales for STR. We also anticipate that Zhenfa will be able to help us improve our cash conversion cycle, another very important metric for our business, by leveraging their relationships to assure timely settlement of accounts receivable in China.

Zhenfa’s Chairman, Zha Zhengfa, has made public his company’s goal of installing 10 gigawatts of solar panels over the next three years. We believe progress against this goal represents a substantial opportunity for STR to increase sales in partnership with Zhenfa.

And while we understand Zhenfa’s influence is strongest in China, it’s noteworthy that Zhenfa is keenly interested in expanding globally. STR also intends to continue to service our global customers in Europe, the Americas and Asia and still considers our global footprint an asset, especially as market leaders rely on contract manufacturers in key end markets to reduce capital expenditures and manage costs in light of public trade policy.

It’s also noteworthy here that while we are indeed very excited about our relationship with Zhenfa, we intend to continue to focus on the building blocks that are so imperative to the success of our business. Among these are continuity in the management of our business, continuity in the customer facing sales activity, continued excellence in product innovation, and participation in a public market with sufficient liquidity for our stockholders. To that end, Zhenfa has informed us of their desire to maintain the current management team, to maintain our board committee chairmanships, to keep all STR facilities open and operational, to keep our headquarters and R&D laboratory in Connecticut, and to take commercially reasonable steps to maintain our listing on the NYSE.

Let me now turn the call back to Joe to go over the details of the transaction. Joe will describe how we’ve structured the transaction to deliver immediate value to STR stockholders while retaining optionality to stay in stock. Joe will also briefly cover our preliminary Q2 results released earlier today. Joe?

Joseph Radziewicz — STR Holdings Inc - VP, CFO

Thank you Bob. I will first cover the details of the transaction and then I will review our Q2 financial results and operational highlights before opening the line for questions.

Slide 6 lists the key aspects of the proposed deal. First of all, Zhenfa will purchase the controlling interest in STR. Upon the closing of the transaction, Zhenfa will own 51% of our common stock with our current stockholders retaining 49%. Our board will consist of seven members, four of whom will be Zhenfa appointees and three of whom will be continuing STR directors. Two of the four Zhenfa appointees will be independent under the New York Stock Exchange and SEC rules, along with two Zhenfa employees. The three legacy STR directors will consist of two independent directors and Bob Yorgensen, our President and CEO.

Let me now discuss the economics of the deal. The transaction values STR at $42.5 million or approximately $1.60 per common share. To provide equal treatment to all STR stockholders, the transaction has been structured to be economically equivalent to Zhenfa acquiring 51% of STR’s outstanding shares of common stock at $1.60 per share. This represents a 23% premium to the average closing stock price of $1.30 per share for the ten-day period ended August 8, 2014. All stockholders other than Zhenfa will receive a special dividend of $0.85 per share which will be substantially funded by Zhenfa’s purchase of newly issued shares of STR and will continue to own an economic interest in the Company equivalent to 49% of their pre-transaction ownership interest.

Let me now break down each component of the transaction. At the closing, STR will sell 27.6 million newly issued shares of common stock to Zhenfa for approximately $21.7 million. The Company will use the $21.7 million sale of stock proceeds to substantially fund a special dividend payment of $22.6 million with the remainder being paid from the Company’s cash balance. Zhenfa will not receive the $0.85 per share special dividend. Therefore, on a per share basis, approximately $0.82 of the $0.85 dividend will be funded from the proceeds of the sale of shares to Zhenfa, and $0.03 per share will be funded from STR’s pre-transaction cash balance.

Given that the proceeds of the sale of newly issued shares to Zhenfa will be entirely passed through to all stockholders, other than Zhenfa via a special dividend as well as our share count more than doubling, the price of the newly issued shares will be $0.784 per share. Between this transaction and the shares repurchased by the Company during the first quarter, pursuant to our modified Dutch auction tender offer, we will have returned over $46 million in cash to our stockholders in 2014 while preserving a 49% ownership stake going forward.

In addition to seeking stockholder approval for the sale of shares to Zhenfa, we also plan to seek stockholder approval from a reverse stock split to maintain the price of our common stock post-dividend.

Let me now touch upon our anticipated timing to close this transaction. We expect to convene a stockholders meeting during the fourth quarter of 2014, and to close the transaction with Zhenfa shortly thereafter, assuming that stockholders approve the proposed transaction and the other conditions to closing are satisfied. The payment of the special dividend will be declared before closing and paid shortly thereafter to all stockholders other than Zhenfa. If a reverse stock split is approved by our stockholders and the Board of Directors considers it to be in the best interest of the Company, a reverse stock split will probably be effected shortly after closing.

We are excited to announce this strategic transaction and to present it to our stockholders for their vote. We intend to speak with our stockholders directly, and I encourage you to reach out to me with any questions.

In addition, we plan to resume our quarterly investor calls in November, concurrent with the release of our Q3 results.

So with that, let me now shift my focus to our operational highlights and financial results for Q2, starting on Slide 7. As we announced earlier today, we reported net sales of $11 million for the second quarter. This represents our third consecutive quarter of sales growth. Although we increased sales, our Q2 sales and profitability were lower than we expected as we generated a negative EBITDA of approximately $4 million. This was due to approximately $400,000 of strategic transaction professional fees incurred during the quarter, and higher-than-expected material usage at our tolling partner as they ramped production.

In addition, we also have inefficiency and poor absorption at our Malaysia facility as we were in the process of winding it down, but in light of today’s transaction, made the strategic decision to keep this plant open. We also recorded about $500,000 of inventory reserves for expired finished goods. We do not expect these inefficiencies to recur in the third quarter and we also expect two production line modifications to be completed in Q3 for increased paperless production.

Finally, we have identified a process that will allow us to recycle the majority of our scrap, which usually ranges from 7% to 10% of our cost of sales. This process will be implemented at each of our facilities throughout the remainder of the year and should result in significant cost savings.

Our cash balance was $27.2 million as of June 30, 2014. Our EBITDA loss of $4 million for the quarter and increased working capital investment was more than offset by approximately $6.2 million of income tax refunds and $2 million of fixed asset sale proceeds that were both received during the second quarter.

In July, we entered into an agreement to sell our East Windsor, Connecticut facility for $4.75 million. We will be moving our corporate and research and development functions back to our 10 Water Street facility in Enfield, Connecticut.

During the second quarter, we reclassified the East Windsor property as held for sale and recorded a non-cash impairment charge of approximately $1.3 million. Upon closing of the transaction in 2014, we expect to generate and record a tax benefit. In addition, the move should generate approximately $300,000 of pretax cost savings after one-time moving costs which are estimated to be around $700,000.

In closing, we expect to file our Form 10-Q later today. Now, operator, please open the call for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Paul Strigler, Esplanade.

Paul Strigler — Esplanade Capital LLC - Analyst

Hey guys. Congratulations. Two questions. One, will Zhenfa control the bill of materials? Or do they control the bill of materials on all modules sourced?

Robert Yorgensen — STR Holdings Inc - President, CEO

This is Bob. No, they don’t currently do that.

Paul Strigler — Esplanade Capital LLC - Analyst

Yes.

Robert Yorgensen — STR Holdings Inc - President, CEO

— but they do pick who they buy modules from, and we believe they have substantial influence to be able to direct them to buy our product.

Paul Strigler — Esplanade Capital LLC - Analyst

Great. And just from my quick research here, it looks like they are the third largest EPC in China right now. Does that dovetail with your knowledge of the company?

Robert Yorgensen — STR Holdings Inc - President, CEO

I think they are right up there in the top, in the upper echelon. And I can’t tell you without seeing the exact metric that you’re using. Modules contracted, modules installed, systems in place —

Paul Strigler — Esplanade Capital LLC - Analyst

Very fair.

Robert Yorgensen — STR Holdings Inc - President, CEO

So they are right up there on the top.

Paul Strigler — Esplanade Capital LLC - Analyst

And then just my final question, so we are seeing the advent of all these yieldcos, or just more importantly, a lot of manufacturers are retaining projects on their balance sheet. Obviously, it’s one thing to sell a project to a third-party or a module to a third-party, but are you seeing at least the early signs of folks reverting back to quality because these are projects that they are going to hold for 10, 15, 20, 30 years on their own balance sheet as opposed to just selling a module to a third-party? Is it fair to say we are in the early stages of that trend?

Robert Yorgensen — STR Holdings Inc - President, CEO

I think I’m going to reserve judgment on the trend and just tell you what I see happening here in this particular transaction. It’s absolutely the case.

Paul Strigler — Esplanade Capital LLC - Analyst

Yes.

Robert Yorgensen — STR Holdings Inc - President, CEO

And they’ve got, as we said just a minute ago, they got ownership in 40 different solar projects within China and soon to have more even outside of China. And they retain ownerships in many of the projects that they’ve built.

Paul Strigler — Esplanade Capital LLC - Analyst

Yes.

Robert Yorgensen — STR Holdings Inc - President, CEO

As a result, it’s exactly as you said, Paul, they are keenly interested in making sure that the economics of the projects they hold as well as the projects they build — I mean no one wants to be in the business of selling projects that later don’t perform well.

Paul Strigler — Esplanade Capital LLC - Analyst

Yes.

Robert Yorgensen — STR Holdings Inc - President, CEO

But in the case of having them on your own balance sheet, absolutely they are interested in making sure that the economics pan out. And that has a lot to do with our product and its function in those panels in the STR protected campaign. So yes, absolutely that’s one of the biggest synergies there.

Paul Strigler — Esplanade Capital LLC - Analyst

And then one last one and I’ll get off the phone here. Are you seeing any impact from the US trade case where maybe some of your customers in China or elsewhere are evaluating modular capacity outside of China, where they need to establish a supply chain locally where maybe some of your other competition sort of can’t fulfill, can’t fulfill a local supply chain? Are you seeing any of that at the early stages or are we a little bit too early?

Robert Yorgensen — STR Holdings Inc - President, CEO

No, I don’t think it’s the early stages at all. I think it’s in advanced stage. We’ve definitely seen that. As Joe just mentioned, we have been able to grow our sales pretty substantially quarter-on-quarter.

Paul Strigler — Esplanade Capital LLC - Analyst

Yes.

Robert Yorgensen — STR Holdings Inc - President, CEO

We’d like to do better and we are looking forward to doing better, to doing better rather, and we think that will happen with Zhenfa. But what we’ve seen so far is that there’s a lot of outsourcing going on, and for two reasons. One is to control capital costs, right, because there’s plenty of capacity out there. It’s not necessarily resident with the companies that are branding the modules.

Paul Strigler — Esplanade Capital LLC - Analyst

Yes.

Robert Yorgensen — STR Holdings Inc - President, CEO

There are a lot of third-party manufacturers, subcontractors, that have ample capacity and good production technique. And that’s one of the reasons it’s driving the use of outsourcing.

The second reason is the one that you mentioned, Paul. It’s really about avoiding the duties that are being imposed not only by the US but by Europe and potentially the other locations. So I think the need is to be flexible, it’s to be able to manufacture modules and probably cells in locations that are not subject to these duties. So yes, absolutely.

Paul Strigler — Esplanade Capital LLC - Analyst

Great. Fantastic news guys. Welcome back.

Robert Yorgensen — STR Holdings Inc - President, CEO

Thank you. A pleasure to be here.

Operator

Eric Stine, Craig-Hallum.

Aaron Spychalla — Craig-Hallum Capital Group - Analyst

It’s Aaron Spychalla. Thanks for taking the questions. You know, you kind of talked about progress with one large Chinese customer this quarter. Can you guys maybe give us an update there, and then bring it back to Zhenfa? How does that help your product get to market? You mentioned that they have some capacity and then you think they can also have influence on picking who they source modules from, but maybe a little more color on their relationships with panel manufacturers.

Robert Yorgensen — STR Holdings Inc - President, CEO

Sure. There were a couple of questions in there, so we’ll try to take them one at a time. We have been, as we told you some time ago, we’ve been continuing to work on developing our own customer list and breaking into the China TIER 1. That’s the ultimate goal just because they control so much of the manufactured product these days. And we have been having some good success there and that’s why you see our sales increasing. We still think there’s a lot of opportunity that we are very close to, but not quite captured just yet, and that’s where we believe Zhenfa can really help us out. So there’s two ways here. One is existing customers with whom we have relationships that are building strength. We believe the Zhenfa can help us a lot to manage those relationships, to understand better the way businesses transact in China. It’s a very relationship-based business, so we believe they can help us with that quite a lot.

But the really exciting part for me is that they are going to bring relationships to STR that we don’t currently have. And those are very difficult to perform from whole cloth. So I think that’s where the real synergy lies, their ability to bring us new relationships.

Your second question was about how they really drive sales I think. Correct me if I’m wrong on that.

Aaron Spychalla — Craig-Hallum Capital Group - Analyst

Yes, just trying to understand — so they have their capacity and you guys could get spec-ed in there but then as they take on these projects, it would just be the panel manufacturers that would — how you would get spec-ed in there?

Robert Yorgensen — STR Holdings Inc - President, CEO

Yes. So they buy from most or all of China tier 1 solar panel manufacturers and they have solar panel manufacturing of their own. So I think the opportunity really lies with the breadth of their relationships. And we had a session actually here in Connecticut together with them where we went through the list and just said, okay, who do you have relationships and who do we have relationships? Where is their uniqueness? Where is their overlap and how does it all shake out? And I was very impressed after going through that list. Their relationships are wide and deep. There is definitely some overlap with the sources of our existing sales. But the really exciting part, as I said earlier is where we don’t have a present relationship and they do. So their influence in buying panels I think is quite strong because they buy a lot them. They have a lot of projects going. They have a lot of purchasing power.

Aaron Spychalla — Craig-Hallum Capital Group - Analyst

Right.

Robert Yorgensen — STR Holdings Inc - President, CEO

And, of course, don’t forget they want every panel that they install to last as long as possible.

Aaron Spychalla — Craig-Hallum Capital Group - Analyst

Great, thanks for the color there. And then secondly, on the sales and service agreement, are there any minimums or anything like that there?

Robert Yorgensen — STR Holdings Inc - President, CEO

No, no minimums there.

Aaron Spychalla — Craig-Hallum Capital Group - Analyst

Okay.

Robert Yorgensen — STR Holdings Inc - President, CEO

The theory behind that is really they are going to be a 51% owner of our company. They have a very strong vested interest in making sure that our company is successful and that their investment is positive.

Aaron Spychalla — Craig-Hallum Capital Group - Analyst

Great, okay. Thanks for the color.

Robert Yorgensen — STR Holdings Inc - President, CEO

(technical difficulty)

Aaron Spychalla — Craig-Hallum Capital Group - Analyst

Okay, thank you.

Operator

(Operator Instructions). And I see no further questions at this time. I would like to turn the conference back for any closing comments.

Robert Yorgensen — STR Holdings Inc - President, CEO

Thanks, operator. Thanks, everyone, for your questions and for joining the call on such short notice. We realize we didn’t give you much time, but that’s the way these things go, I’m afraid. So if you have a question going forward, just let us know, and we will do our best.

I’d like to just quickly reiterate why we think this transaction is so important for the future of STR and for all of our shareholders. Firstly, we found a strategic investor in Zhenfa with multiple synergies who I believe can help us navigate the landscape in China and drive increased sales. As we just discussed, this is so important because more than half of the world’s solar panels are made there, and success in the China market is really imperative to building volume, gross margin and earnings. The transaction values the Company at $1.60 per share, which is a 23% premium to the recent trading average, at least the last 10 days trading average.

The deal construct is equable to all shareholders. This was really important to us. And with it, every shareholder with the exception of Zhenfa will receive a special dividend of $0.85 per share shortly after we secure shareholder approval for the deal.

Our existing shareholders are also retaining 49% ownership interest in the company that I believe has a significantly improved growth prospect due to our alliance with such a well-positioned partner.

I also believe the value of the $0.85 dividend, taken together with the retained 49% ownership interest, represents a very compelling transaction for shareholders with promising upside potential.

And finally, the transaction essentially preserves our strong balance sheet, leaving us with ample cash and no debt.

So, we are looking forward to providing you with a proxy statement in the coming weeks that will explain this transaction in detail and sincerely hope our shareholders will support the deal by voting in the upcoming special shareholders meeting in Q4.

So thanks again for participating in the call, and have a great day.

Operator

Thank you. Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program, and you may now disconnect. Everyone have a good day.

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